RMS

SE 18005598

Securities and Exchange

MAR 01 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scarsdale Equities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 720
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

GK

OATH OR AFFIRMATION

I, Francis A. Mlynarczyk, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scarsdale Equities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M. FITZGERALD
Notary Public, State of New York
Registration #01SE6055767
Qualified In New York County
Commission Expires March 5, 20 19

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCARSDALE EQUITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,458,287
Accounts receivable	101,348
Non-marketable securities	59,844
Prepaid expenses	35,686
Other assets	122,208
Property and equipment, less accumulated depreciation of $110,901	0
Total Assets	**$ 1,777,373**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Commissions payable	$ 934,008
Accounts payable and accrued expenses	147,132
Total Liabilities	1,081,140
Members' Equity	
Members' equity	696,233
Total Liabilities and Member's Equity	**$ 1,777,373**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Scarsdale Equities LLC, (the "Company"), is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company provides investment banking, private placement and advisory services to its clients in connection with various investing transactions.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. Any changes from period to period between cost and market value are included in income.

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. Revenues and expenses for these transactions would not be materially different if reported on a trade date basis.

The Company recognizes revenue upon providing investment banking, private placement and advisory services to its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company as a limited liability company is taxed similar to a partnership for Federal and State income tax purposes, whereby, the individual members of the Company includes the Company's income or loss on their individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided. The company provides for taxes for local jurisdictions.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Due From Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company is required to maintain cash or securities deposited at the clearing broker of not less than $100,000 which is included in Due From Broker.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 4 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2017, assets measured at fair value on a recurring basis:

	Total	Mining Canadian	Other United States
Level 1 Listed Equities	$ -0-	$ -0-	$ -0-
Level 2 Warrants	-0-	-0-	-0-
Level 3 Restricted Equities	59,844	59,392	452
Total	$ 59,844	$ 59,392	$ 452

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2017:

	Beginning Balance	Adjustments	Ending Balance
Private and restricted securities	$ 47,064	$ 12,780	$ 59,844

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $418,107 which exceeded the required minimum net capital by $318,107. Aggregate indebtedness at December 31, 2017 totaled $1,081,140 and the ratio of aggregate indebtedness to net capital was 2.59 to 1.

Note 6 - Commitments and Contingencies

Lease – New York

During 2009, the Company renegotiated its lease for New York office space which commenced October 2009. The terms of the non-cancelable lease call for annual rentals for years 1-5 amounting to $194,568 and for years 6-10 amounting to $210,648. The lease matures October 2019. Monthly lease payments are subject to escalations charges based on increases for real estate taxes and other operating expenses. For the year ended December 31, 2017, rent expense totaled approximately $214,451. In addition, it is the practice of the firm that some individuals are either charged internally or make payments to the Company for the use of space.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date of the financial statements were available for issuance.

Note 8 – Accounting Development

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.
The Company has evaluated the new guidance and adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statements.